SEC Reference 4.1

DESCRIPTION OF COMMON STOCK

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, Eco Science Solutions, Inc. (the “Company” or “we” or “our”) has two classes of securities: common stock, par value $0.0001 per share; and preferred stock, par value $0.001 per share registered under Section 12 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”).

The following summary describes the material terms of the Company’s common stock. The description of common stock is qualified by reference to our Articles of Incorporation, as amended and our Bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

General

Our Articles of Incorporation authorizes us to issue up to 650,000,000 shares of common stock.  In addition, under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by stockholders, to issue and designate up to 50,000,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption and liquidation preference and sinking fund terms, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation.  The issuance could also have the effect of decreasing the market price of the common stock. The issuance of preferred stock also could have the effect of delaying, deterring or prevent a change in control of the Company.

Our board of directors has authorized 50,000,000 shares of preferred stock of which there are zero issued and outstanding as of the date of the Annual Report on Form 10-K. 5,000,000 of the Preferred Shares shall be designated as Series A Preferred Voting Shares which shall have no conversion rights, or other rights, other than voting rights.  Each of the 5,000,000 shares of the Series A Preferred Voting Shares shall have voting rights equal to three times the issued and outstanding shares of Common Stock.  Series A Preferred Voting Stock may not be sold, assigned, hypothecated, or otherwise disposed of, without first obtaining the consent of the majority Series A Preferred Voting Shareholders and the Company’s CEO.

Voting Rights

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders including the election of directors. Except as otherwise required by law the holders of our common stock possess all voting power. According to our bylaws, in general, each director is to be elected by a majority of the votes cast with respect to the directors at any meeting of our stockholders for the election of directors at which a quorum is present. According to our bylaws, in general, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on any matter, except for the removal of directors (which requires a 2/3 vote) with or without cause is to be the act of our stockholders. Our bylaws provide that any two stockholders represented in person or by proxy, constitute a quorum at the meeting of our stockholders. Our bylaws also provide that any action which may be taken at any annual or special meeting of our stockholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors. Because the holders of our common stock do not have cumulative voting rights and directors are generally to be elected by a majority of the votes casts with respect to the directors at any meeting of our stockholders for the election of directors, holders of more than fifty percent, and in some cases less than 50%, of the issued and outstanding shares of our common stock can elect all of our directors.

Dividend Rights

The holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available for dividends. Our board of directors is not obligated to declare a dividend. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, its capital requirements, general business conditions and other pertinent factors. We do not anticipate that dividends will be paid in the foreseeable future.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock and holders of Series A Stock will be entitled to share ratably (on an as-converted to common stock basis) in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of our Articles of Incorporation and Nevada Law

Our Articles of Incorporation provide for the issuance of up to 650,000,000 shares of common stock. Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our board has the authority to issue an unlimited additional number of shares. The existence of unlimited authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Some features of the Nevada Revised Statutes, which are further described below, may have the effect of deterring third parties from making takeover bids for control of our company or may be used to hinder or delay a takeover bid. This would decrease the chance that our stockholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

Acquisition of Controlling Interest

The Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest of certain Nevada corporations. These provisions provide generally that any person or entity that acquires in excess of a specified percentage of the outstanding voting shares of a Nevada corporation may be denied voting rights with respect to the acquired shares, unless the holders of a majority of the voting power of the corporation, excluding shares of which such acquiring person or entity, an officer or a director of the corporation, and an employee of the corporation exercises voting rights, elect to restore such voting rights in whole or in part. These provisions apply whenever a person or entity acquires shares that, but for the operation of these provisions, would bring voting power of such person or entity in the election of directors within any of the following three ranges:

1.	20% or more, but less than 33 1/3%;
2.	33 1/3% or more but less than or equal to 50%; or
3.	More than 50%

The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from these provisions through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from these provisions.
These provisions are applicable only to a Nevada corporation, which:

1.	has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation; and

2.	does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 200 stockholders or 100 stockholders of record who have addresses in Nevada appearing on the stock ledger of our company nor do we conduct any business in Nevada, either directly or through an affiliated corporation. Therefore, we believe that these provisions do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, these provisions may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

OTCQB Venture Market

Our common stock trades under the symbol "ESSI" on the OTC:PINK Venture Market.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Empire Stock Transfer at 1859 Whitney Mesa Drive, Henderson, Nevada 89014.